New Stockholders’ Agreement

STOCKHOLDERS’ AGREEMENT

by and among

ION MEDIA NETWORKS, INC.,

CIG MEDIA LLC

and

NBC UNIVERSAL, INC.

Dated as of May 4, 2007

TABLE OF CONTENTS

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STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”) is made as of May 4, 2007 by and among ION Media Networks, Inc., a Delaware corporation (“the “Company”), CIG Media LLC, a Delaware limited liability company (“CIG Media”), and NBC Universal, Inc., a Delaware corporation (“NBCU”).

RECITALS

WHEREAS, the Company, CIG Media, NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and NBCU entered into a Master Transaction Agreement, dated as of May 3, 2007 (as such agreement may be amended, modified, supplemented or restated from time to time, the “Master Agreement”), pursuant to which the parties agreed to undertake various transactions to restructure the Company’s ownership and capital structure (the “Transactions”); and

WHEREAS, as an integral part of the Transactions, the parties hereto deem it to be in their best interests and in the best interests of the Company to enter into an agreement establishing and setting forth their agreement with respect to certain rights and obligations associated with ownership of shares of capital stock of the Company and the governance and operation of the Company.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Definitions. As used herein, the following terms shall have the following meanings:

“Acceptance Notice” has the meaning ascribed to such term in Section 10(a).

“Accepted Shares” has the meaning ascribed to such term in Section 10(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. As used in this definition, “control” (including its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); provided, however, that, for purposes hereof, neither the Company nor any Person controlled by the Company shall be deemed to be an Affiliate of any Stockholder.

“Agreement” means this Stockholders’ Agreement, as amended, modified, supplemented or restated from time to time.

“Approval Stockholder” has the meaning ascribed to such term in Section 5.

“Asset Sale” means the Sale (other than to the Company or any of its Subsidiaries) in any single transaction or series of related transactions involving assets with a fair market value in excess of $2,000,000 of (i) any capital stock of or other equity interest in any Subsidiary of the Company, (ii) the assets of the Company or of any Subsidiary of the Company, (iii) real property, (iv) the assets of any media property or part thereof owned by the Company or any Subsidiary of the Company, or a division, line of business or comparable business segment of the Company or any Subsidiary of the Company or (v) any transaction involving the assignment of an FCC license or transfer of control of an FCC licensee for a Company Station; provided, that “Asset Sales” shall not include Sales to the Company or to a wholly-owned Subsidiary of the Company or to any other Person if after giving effect to such Sale, such other Person becomes a wholly-owned Subsidiary of the Company.

“Board” means the board of directors of the Company as constituted from time to time.

“Budget” means for any fiscal year, the annual operating budget for the Company, including the Network (but specifically excluding all Company Station operations and programming, except for Same Market Stations), which shall include Network programming items (including capital expenditures, general corporate overhead expenses and other operating expenses), prepared by the Company; provided, that if the Company, the CIG Media Parties and the NBCU Parties fail to agree on an annual operating budget for any fiscal year, the Budget shall be the Budget for the previous year.

“Business Day” means any day, other than a Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or obligated by law to close.

“Call Shares” means the 15,455,062 shares of Class A Common Stock and the 8,311,639 shares of Class B Common Stock to be acquired by CIG Media pursuant to the Master Agreement and the Call Agreement, dated November 7, 2005, among Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc. and NBC Palm Beach Investment II, Inc.

“CIG Media” has the meaning ascribed to such term in the Preamble.

“CIG Media Directors” has the meaning ascribed to such term in Section 3.1(b)(i).

“CIG Media Observers” has the meaning ascribed to such term in Section 3.1(b)(iii).

“CIG Media Parties” means CIG Media and any of its Affiliates that owns any Stock.

“Class A Common Stock” means Class A common stock, par value $0.001 per share, of the Company.

“Class B Common Stock” means Class B common stock, par value $0.001 per share, of the Company.

“Class C Common Stock” means Class C non-voting common stock, par value $0.001 per share, of the Company.

“Class D Common Stock” means Class D non-voting common stock, par value $0.001 per share, of the Company.

“Closing Date” has the meaning ascribed to such term in Section 1.01 of the Master Agreement.

“CM Selling Stockholder” has the meaning ascribed to such term in Section 4.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated and rulings issued thereunder.

“Common Stock” means the Class A Common Stock, the Class B Common Stock, the Class C Common Stock, the Class D Common Stock, any other class of common stock of the Company hereafter created and any other securities of the Company into which such Common Stock may be reclassified, exchanged or converted pursuant to a merger, consolidation, stock split, stock dividend, restructuring or recapitalization of the Company or otherwise.

“Common Stock Equivalents” means, with respect to any Person, securities issued by such Person which are convertible into, or exchangeable or exercisable for, shares of capital stock or other Equity Securities of such Person (including any option, warrant, or other right to subscribe for, purchase or otherwise acquire, or any note or debt security convertible into or exchangeable for, shares of capital stock or other Equity Securities of such Person).

“Communications Act” means the Communications Act of 1934, as amended (including, without limitation, the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996), and all rules and regulations of the FCC, in each case as from time to time in effect.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, other than Multiemployer Plans, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case under which any past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries has any present or future right to benefits.

“Company Stations” means, collectively, each full-power television, low-power television and television translator station owned and operated by the Company or any Subsidiary of the Company.

“Competitive Opportunity” means an investment or business opportunity or prospective economic or competitive advantage in which the Company or any of its Subsidiaries could have an interest or expectancy.

“DMA” means a designated market area as determined by Nielsen Media Research or such successor designation of television markets that may in the future be recognized by the FCC for determining television markets.

“Effective Date” means the earlier of the date on which (i) the aggregate number of shares of Class A Common Stock owned by the CIG Media Parties (including the shares of Class A Common Stock owned by the CIG Media Parties prior to the Commencement Date and the shares of Class A Common Stock accepted for payment by CIG Media in the Tender Offer) represents a majority of the shares of Class A Common Stock outstanding or (ii) Mr. Lowell W. Paxson and his Affiliates no longer beneficially own any Call Shares; provided, however, that in the event the Effective Date is as described in clause (i) of this definition, Sections 3, 5, 9 and 10 shall not become effective until the Call Closing (as defined in the Master Agreement).

“Environmental Laws” means all applicable federal, state, local and foreign laws, statutes, ordinances, codes, rules, standards and regulations, now or hereafter in effect, in each case as amended from time to time, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Environmental Permits” means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Entity under any Environmental Laws.

“Equity Securities” means, with respect to any Person, any capital stock or other equity security of such Person, including any Common Stock Equivalents of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974 (and any sections of the Code), as amended, and all rules and regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company, any Subsidiary of the Company, or which, together with the Company or such Subsidiary of the Company, is treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

“ERISA Event” means (i) the occurrence of any event described in Section 4043(c) of ERISA with respect to a Title IV Plan; (ii) the requirement that notice be provided pursuant to Section 4043(b) of ERISA; (iii) the application for a minimum funding waiver with respect to a Title IV Plan; (iv) the cessation of operations at a facility of the Company or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA; (v) the conditions for imposition of a Lien under Section 302(f) of ERISA have been met with respect to any Title IV Plan; (vi) the adoption of an amendment to a Title IV Plan requiring the provision of security thereto pursuant to Section 307 of ERISA; (vii) the withdrawal of the Company, any Subsidiary of the Company or any ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (viii) the complete or partial withdrawal of the Company, any Subsidiary of the Company or any ERISA Affiliate from any Multiemployer Plan; (ix) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (x) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (xi) the failure by the Company, any Subsidiary of the Company or any ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (xii) any other event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (xiii) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 of ERISA; (xiv) the loss of a Qualified Plan’s qualification or tax-exempt status; or (xv) the termination of a Company Benefit Plan described in Section 4064 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Securities” means (i) options issued by the Company pursuant to any Company Benefit Plan (and any Equity Securities issuable upon exercise thereof or thereunder) and any Equity Securities issued by the Company to any employee of the Company or any of its Subsidiaries or to any member of the Board pursuant to any Company Benefit Plan, in each case as approved by the Board in connection with, or after, the consummation of the Transactions; (ii) any Equity Securities of the Company or any of its Subsidiaries (and any Common Stock issuable thereunder) issued by the Company in connection with any transaction determined by the Board to be a strategic transaction; provided, that none of any of the CIG Media Parties or the NBCU Parties is acquiring such Equity Securities of the Company or any of its Subsidiaries in any such transaction and that such transaction has been approved by the CIG Media Parties and the NBCU Parties prior to the issuance of such Equity Securities; (iii) shares of Common Stock issued in connection with an IPO and (iv) any shares of Common Stock issued upon conversion of any Convertible Securities (as defined in the Master Agreement).

“FCC” means the Federal Communications Commission or any successor Governmental Entity performing functions similar to those performed by the Federal Communications Commission on the date hereof.

“Hazardous Material” means any substance, material or waste which is regulated by, or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance which is (i) defined as a “solid waste,” “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “pollutant,” “contaminant,” hazardous constituent,” “special waste,” toxic substance” or other similar term or phrase under any Environmental Laws or (ii) petroleum or any fraction or by product thereof, asbestos, polychlorinated biphenyls (PCBs), or any radioactive substance.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“Governmental Entity” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Group” has the meaning ascribed to such term in subsection 13(d)(3) of the Exchange Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IPO” means the initial underwritten offering pursuant to which the Common Stock becomes registered under Section 12 of the Exchange Act.

“Issuance Period” has the meaning ascribed to such term in Section 10(b).

“Issuance Stock” has the meaning ascribed to such term in Section 10.

“Lien” means any mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement or any financing lease having substantially the same effect as any of the foregoing).

“Material Adverse Effect” means any event, change, circumstance or effect that, individually or when taken together with all other such events, changes, circumstances or effects, is or is reasonably expected to (i) with respect to the Company, be materially adverse to the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) with respect to any party to any Transaction Agreement, have a material adverse effect on the ability of such party to perform its obligations under such Transaction Agreement to which it is a party.

“Master Agreement” has the meaning ascribed to such term in the Recitals.

“Minimum Investment” means 10% of the outstanding Voting Shares.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA and to which the Company, any Subsidiary of the Company or any ERISA Affiliate is making (i) is obligated to make, or has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them or (ii) could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“National Coverage” means, with respect to any television network, the percentage of national television households that receive such network’s broadcast as listed in the Nielsen Television Index or such successor measure of coverage equivalent thereto generally adopted by the television industry.

“NBCU” has the meaning ascribed to such term in the Preamble.

“NBCU Directors” has the meaning ascribed to such term in Section 3.1(b)(ii).

“NBCU Option I” means the option granted to NBC Palm Beach Investment II, Inc. to purchase all of the Call Shares from CIG Media pursuant to the Option I Call Agreement.

“NBCU Option II” means the option granted to NBC Palm Beach Investment I, Inc. to purchase 26,688,361 shares of Class B Common Stock from the Company pursuant to the Option II Call Agreement.

“NBCU Parties” means NBCU and any if its Affiliates that own any Stock.

“NBCU Observers” has the meaning ascribed to such term in Section 3.1(b)(iii).

“Network” means any television broadcast network owned by the Company.

“Observers” has the meaning ascribed to such term in Section 3.1(b)(iii).

“Option I Call Agreement” means the Call Agreement, dated May 4, 2007, between the CIG Media and NBC Palm Beach Investment II, Inc., as such agreement may be amended, modified, supplemented or restated from time to time.

“Option II Call Agreement” means the Call Agreement, dated May 4, 2007, among the Company and NBC Palm Beach Investment I, Inc., as such agreement may be amended, modified, supplemented or restated from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Permitted Liens” means (i) mechanics’, carriers’, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) Liens arising under original purchase price conditioned sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iii) statutory Liens for Taxes not yet due and payable, (iv) Liens securing the indebtedness included as “long-term debt” on the financial statements of the Company or securing any indebtedness that replaces or refinances any of such indebtedness and (v) other encumbrances or restrictions or imperfections of title which do not materially impair the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, unincorporated association, partnership, Group, trust, joint stock company, joint venture, business trust or unincorporated organization, limited liability company, Governmental Entity or any other entity of whatever nature.

“Plan Options” means options, restricted stock and any other stock-based compensation awards issued or issuable under any stock-based compensation plan approved by the Board or any employment, consulting or similar agreements in effect as of the date hereof or entered into after the date hereof and approved by the Board.

“Preemptive Acceptance Period” has the meaning ascribed to such term in Section 10(a).

“Preemptive Offer” has the meaning ascribed to such term in Section 10(a).

“Preemptive Offer Notice” has the meaning ascribed to such term in Section 10(a).

“Preemptive Percentage” means, as to each Preemptive Stockholder, the quotient obtained (expressed as a percentage) by dividing (i) the number of shares of Stock owned by the Preemptive Stockholder on the date of the Preemptive Offer (assuming for this purpose that all Common Stock Equivalents of the Company then owned by such Preemptive Stockholder are fully exercised, converted or exchanged for shares of Common Stock) by (ii) the total number of shares of Stock owned by all Preemptive Stockholders on the date of the Preemptive Offer (assuming for this purpose that all Common Stock Equivalents of the Company then outstanding are fully exercised, converted or exchanged for shares of Common Stock). For purposes of calculating the Preemptive Percentage of any Preemptive Stockholder, no Preemptive Stockholder shall be treated as owning the shares of Common Stock held by Affiliates of such Preemptive Stockholder but rather such Affiliates shall be treated as owning such shares of Common Stock.

“Preemptive Stockholders” has the meaning ascribed to such term in Section 10(a).

“Prior Stockholder Agreement” means the Stockholder Agreement, dated November 7, 2005, among Mr. Lowell W. Paxson, certain of his Affiliates, the Company and NBCU.

“Public Sale” means a Sale of Stock pursuant to a bona fide underwritten public offering pursuant to an effective registration statement filed under the Securities Act or pursuant to Rule 144 under the Securities Act (other than in a privately negotiated Sale).

“Qualified Plan” means a Company Benefit Plan which is intended to be tax-qualified under Section 401(a) of the Code.

“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property.

“Same Market Station” means any Company Station (i) in which any Person that holds the Minimum Investment would be permitted to have an attributable interest under the ownership rules adopted by the FCC, as such rules may be amended from time to time, and (ii) which, even if such Person were deemed to have an attributable interest therein, would not increase such Person’s national broadcast coverage as calculated under the FCC’s national ownership rules because such Person has an attributable interest in a television station in the same DMA.

“SEC” means the Securities and Exchange Commission or such other federal agency which at such time administers the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sell” means (i) for purposes of this Agreement other than Section 10, to sell, transfer, lease, convey, assign, distribute, pledge, encumber or otherwise dispose of (but excluding any Sale to an Affiliate), either directly or indirectly, voluntarily or involuntarily, or by merger, sale, consolidation or otherwise, and (ii) for purposes of Section 10, to issue or directly or indirectly sell or exchange, or agree to issue, sell or exchange; and the terms “Sale” and “Sold” shall have meanings correlative to the foregoing.

“Senior Preferred Stock” means the 13¼% Cumulative Junior Exchangeable Preferred Stock, par value $0.001 per share (currently accruing dividends at the rate of 14¼%), of the Company, with a liquidation preference of $10,000 per share and the 9¾% Series A Convertible Preferred Stock, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, in each case as may be amended, modified, supplemented or restated from time to time.

“Series B Preferred Stock” means the 11% Series B Convertible Exchangeable Preferred Stock, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, as it may be amended, modified, supplemented or restated from time to time.

“Station Offer Notice” has the meaning ascribed to such term in Section 9.1(a).

“Station Offer Price” has the meaning ascribed to such term in Section 9.1(a).

“Station Third Party” has the meaning ascribed to such term in Section 9.1(a).

“Station Transfer” has the meaning ascribed to such term in Section 5(f).

“Stock” (including references to “shares of Stock”) means (i) any shares of Common Stock and (ii) any Common Stock Equivalents of the Company, in each case, whether outstanding on the date hereof or created hereafter.

“Stockholders” means the CIG Media Parties, the NBCU Parties and any other holder of Stock who acquires shares of Stock from the NBCU Parties or the CIG Media Parties and as a condition precedent to the consummation of such acquisition, executes and delivers to the Company a joinder agreement, in the form attached hereto as Exhibit A.

“Subsidiary” means, with respect to the Company, a corporation, partnership, limited liability company, joint venture or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, directly or indirectly, through one or more intermediaries (including, without limitation, other Subsidiaries), or both, by the Company.

“Tax” means, with respect to any Person, all taxes, assessments and other governmental charges, duties, impositions and liabilities (including any tax on or based upon net income, gross income, or income as specially defined, or earnings, profits, or selected items of income, earnings or profits) and all alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, gross receipts tax, license, employment related tax, real or personal property tax or ad valorem tax, sales, social service, goods and services or use tax, customs, excise tax, stamp tax, land transfer tax, any withholding or backup withholding tax, value added tax, customs duties, capital stock, severance tax, prohibited transaction tax, premiums tax, environmental, windfall profits, occupation tax, capital tax, together with any interest and any penalty, additions to tax or additional amount imposed by any Governmental Entity on such person and any obligations under any legally binding agreements or arrangements with any other person with respect to such amounts and including any liability for the aforementioned taxes of a predecessor entity.

“Title IV Plan” means an employee pension benefit plan, as defined in Section 3(2) of ERISA (other than a Multiemployer Plan), which is covered by Title IV of ERISA, and which the Company, any Subsidiary of the Company or any ERISA Affiliate (i) maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them or (ii) could have had liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Transactions” has the meaning ascribed to such term in the Recitals.

“Transaction Agreements” has the meaning ascribed to such term in Section 1.01 of the Master Agreement.

“Unapproved Items” has the meaning ascribed to such term in Section 5(c).

“Voting Shares” means the shares of Class A Common Stock, Class B Common Stock and any other Stock of the Company having the ordinary power to vote in the election of members of the Board.

Section 2. Methodology for Calculations; Effective Date.

(a) Except as otherwise expressly provided in this Agreement, for purposes of calculating (i) the number of Voting Shares as of any particular date and (ii) the number of outstanding Voting Shares owned by a Person hereunder (and the percentage of the Voting Shares owned by a Person), such number of Voting Shares shall be calculated as though each Common Stock Equivalent of the Company had been on such date converted into, or exchanged or exercised for, the number of Voting Shares which such Common Stock Equivalent would be entitled to be converted into or exchanged or exercised for. In the event of any stock split, stock dividend, reverse stock split, any combination of Voting Shares or any similar event, with respect to all references in this Agreement to a Stockholder or Stockholders holding a number of Voting Shares, the applicable number shall be appropriately adjusted to give effect to such stock split, stock dividend, reverse stock split, any combination of Voting Shares or any similar event). For purposes of calculating any Person’s outstanding voting power of the Company pursuant to Sections 3.1(b)(i) and 3.1(b)(ii), at any time prior to the exercise of the NBCU Option II pursuant to the Option II Call Agreement, the NBCU Option II shall not be deemed as converted into, or exchanged or exercised for, the number of Voting Shares which such NBCU Option II would be entitled to be converted, exchanged or exercised.

(b) As of the Effective Date, this Agreement shall become effective and the Investment Agreement, dated November 7, 2005, between the Company and NBCU shall terminate in its entirety and shall have no further force or effect. As of the date on which Mr. Lowell W. Paxson and his Affiliates no longer beneficially own any Call Shares, the Prior Stockholder Agreement shall terminate in its entirety and shall have no further force or effect. In the event the Effective Date occurs prior to the termination of the Prior Stockholder Agreement, to the extent that any of the terms hereof are inconsistent with the rights of the NBCU Parties or the obligations of the Company under the Prior Stockholder Agreement but do not otherwise adversely affect the rights of Mr. Lowell W. Paxson and his Affiliates under the Prior Stockholder Agreement, this Agreement shall govern.

Section 3. Corporate Governance

3.1. Board of Directors

(a) The Company shall cause its by-laws to be duly amended to provide that the Board shall be comprised of 13 directors or such other number of directors as may from time to time be determined by the Board and approved in accordance with Section 5(k). Until the date the shares of Class A Common Stock are delisted from the American Stock Exchange and deregistered with the SEC, each of the Company, the CIG Media Parties and the NBCU Parties shall use its reasonable best efforts to ensure that the composition of the Board and of each committee of the Board satisfies the listing requirements of the American Stock Exchange.

(b) Without limiting the generality of Section 3.1(a), and subject to any restrictions imposed by applicable law, including the Communications Act:

(i) for so long as the CIG Media Parties hold greater than 50% of the outstanding voting power of the Company, the CIG Media Parties shall have the right to designate seven members of the Board; provided, that if at such time at which the CIG Media Parties hold less than 50% of the outstanding voting power of the Company but more than 20% of the number of outstanding Voting Shares, the CIG Media Parties shall have the right to designate two members of the Board (the persons from time to time designated by the CIG Media Parties in accordance with this Section 3.1(b)(i) being referred to herein as the “CIG Media Directors”).

(ii) if at any time, the NBCU Parties hold a number of outstanding Voting Shares that is more than 20% of the number of outstanding Voting Shares, the NBCU Parties shall have the right to nominate two members of the Board; provided, that if at such time the NBCU Parties hold greater than 50% of the outstanding voting power of the Company, the NBCU Parties shall have the right to nominate seven members of the Board (the persons from time to time nominated by the NBCU Parties in accordance with this Section 3.1(b)(ii) and elected to the Board being referred to herein as the “NBCU Directors”). For the avoidance of doubt, until such time as NBCU determines, in its reasonable discretion, that the Communications Act permits the NBCU Parties to nominate an employee of NBCU or any of its Affiliates to be an NBCU Director, no individual nominated by the NBCU Parties to be an NBCU Director shall be an employee of NBCU or any of its Affiliates.

(iii) if at any time, for any reason, no CIG Media Directors serve as members of the Board, the CIG Media Parties may appoint two representatives (the “CIG Media Observers”), and if at any time, for any reason, no NBCU Directors serve as members of the Board, the NBCU Parties may appoint two representatives (the “NBCU Observers” and, together with CIG Media Observers, the “Observers”); provided, that the right to appoint the Observers in accordance with this Section 3.1(b)(iii) shall terminate with respect to the CIG Media Parties or the NBCU Parties, as the case may be, if such Person holds less than 10% of the number of outstanding Voting Shares. Each of the Observers shall be entitled to receive notice of and have the right to attend any and all meetings of the Board and any of its standing committees in an observer capacity, and the Company shall provide each Observer with copies of all notices, minutes, consents and other material at the same time as such materials are distributed to members of the Board and shall be entitled to participate in discussions and consult with, and make proposals and furnish advice to, the Board; provided, that (A) the CIG Media Parties and the NBCU Parties, as applicable, shall cause their respective Observers to agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information provided to him pursuant hereto and (B) the Company and the Board shall have the right to withhold any information and to exclude any Observer from any meeting or portion thereof (1) if doing so is, in the Board’s reasonable discretion, advisable or necessary to protect the attorney-client privilege between the Company and its counsel or (2) if the Board determines in good faith that fiduciary requirements under applicable law would prohibit attendance by such Observer. The Observers shall have no right to vote on any matters presented to the Board.

(iv) for so long as Mr. Brandon Burgess is entitled to be a director of the Company under the terms of his employment agreement with the Company, he shall be designated to serve as a member of the Board. At such time as Mr.  Burgess shall no longer serve as chief executive officer of the Company, any subsequent chief executive officer of the Company shall, subject to the prior written consent of the NBCU Parties and the CIG Media Parties, be designated to serve as a member of the Board.

(c) Subject to Sections 3.3(b) and 3.3(d), at any regular or special meeting of stockholders of the Company called for the purpose of electing members to serve on the Board, or, to the extent permitted by the certificate of incorporation of the Company, in any written consent electing members to serve on the Board executed in lieu of such a meeting, each of the Stockholders agrees to vote all Voting Shares held by them, and to take all other necessary action, to cause the individuals designated by the CIG Media Parties in accordance with Section 3.1(b)(i) to be directors of the Company.

(d) Except as required by applicable law and subject to Section 5, the business and affairs of the Company shall be managed by or under the direction of the Board. At all meetings of the Board, a quorum shall consist of not less than a majority of the total number of the members of the Board then holding office. All actions of the Board shall require the affirmative vote of at least a majority of the members of the Board present at a meeting at which a quorum is present. Subject to applicable law, any action that may be taken at a meeting of the Board may also be taken by written consent of all of the members of the Board in lieu of a meeting.

3.2. Committees

(a) The Board shall appoint and maintain an executive committee, an audit committee, a compensation committee and such other committees as may be approved by the Board.

(b) Subject to Sections 3.1(b) and 3.3(d) and any restrictions imposed by applicable law, the Company shall, (i) if requested by the CIG Media Parties, take all actions necessary to cause each CIG Media Director to be appointed to any committee of the Board or to any committee of the board of directors or other similar managing body of any Subsidiary of the Company on which the CIG Media Parties request that such appointment be made and (ii) if requested by the NBCU Parties, take all actions necessary to cause each NBCU Director to be appointed to any committee of the Board or to any committee of the board of directors or other similar managing body of any Subsidiary of the Company on which the NBCU Parties request that such appointment be made; provided, that in no event shall the percentage of the CIG Media Directors and the NBCU Directors, as the case may be, serving on each such committee exceed the percentage of the CIG Media Directors and the NBCU Directors, as the case may be, serving on the Board at such time.

(c) Subject to Sections 3.1(b) and 3.3(d) and any restrictions imposed by applicable law, the Company shall, (i) if requested by the CIG Media Parties, take all actions necessary to cause each CIG Media Director to be appointed to the board of directors or other similar managing body of any Subsidiary of the Company on which the CIG Media Parties request that such appointment be made and (ii) if requested by the NBCU Parties, take all actions necessary to cause each NBCU Director to be appointed to the board of directors or other similar managing body of any Subsidiary of the Company on which the NBCU Parties request that such appointment be made.

3.3. Vacancies; Resignation; Removal

(a) Subject to Sections 3.3(d) and 3.3(e), each director shall hold his office until the annual meeting of the stockholders of the Company for the year in which his term expires and until his successor shall be duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(b) If any CIG Media Director shall cease for any reason to serve as a director of the Company for any reason, the vacancy resulting thereby shall be filled by another individual selected by the CIG Media Parties to replace such director. If any CIG Media Director serving on any committee of the Board or on any board of directors or other similar managing body (and any committee thereof) of any Subsidiary of the Company shall cease for any reason to serve as a member of any such committee, board of directors, or other similar managing body, as the case may be, he shall be succeeded by another CIG Media Director selected by the CIG Media Parties if the CIG Media Parties are then entitled to designate a CIG Media Director to replace such director.

(c) If any NBCU Director shall cease for any reason to serve as a director of the Company for any reason, the vacancy resulting thereby shall be filled by another individual selected by the NBCU Parties to replace such director. If any NBCU Director serving on any committee of the Board or on any board of directors or other similar managing body (and any committee thereof) of any Subsidiary of the Company shall cease for any reason to serve as a member of any such committee, board of directors, or other similar managing body, as the case may be, he shall be succeeded by another NBCU Director selected by the NBCU Parties if the NBCU Parties are then entitled to designate an NBCU Director to replace such director.

(d) In the event that the CIG Media Parties or the NBCU Parties, as the case may be, lose their right to designate one or more directors pursuant to Section 3.1(b) as a result of ceasing to hold the requisite percentage ownership of Voting Shares or as a result of any restrictions imposed by applicable law, including the Communications Act, the CIG Media Parties or the NBCU Parties, as the case may be, shall cause one or more of such their designees to resign from the Board (and any committee thereof) and from any board of directors or other similar managing body (and any committee thereof) of any Subsidiary of the Company; provided, that if the CIG Media Parties or the NBCU Parties, as the case may be, retain the right to designate any directors pursuant to Section 3.1(b), such parties shall have the right to select which of their designee or designees shall resign pursuant to this Section 3.3(d) and which of their designee or designees will continue to serve on the Board.

(e) Subject to Section 3.3(d), the removal from the Board of any CIG Media Director or the NBCU Director, as the case may be, shall be only at the written request of the CIG Media Parties or the NBCU Parties, as the case may be. Upon receipt of any such written request by the Board, the Board and the Stockholders shall promptly take all such action necessary or desirable to cause the removal of such director from office.

3.4. Cooperation

Each Stockholder shall vote all of its Voting Shares and shall take all other necessary or desirable actions within its control (including attending all meetings in person or by proxy for purposes of obtaining a quorum and executing all written consents in lieu of meetings, as applicable) and the Company shall take all necessary and desirable actions within its control (including providing therefor in its organizational documents and calling special Board and stockholder meetings) to effectuate the provisions of Section 3.

3.5. Expenses

The Company shall pay and reimburse all reasonable out-of-pocket expenses incurred by each member of the Board in connection with performing his duties as a member of the Board, including reasonable out-of-pocket expenses incurred by such person for attending meetings of the Board, and meetings of any committee of the Board and any board of directors or other similar managing body (including any committee thereof) of any Subsidiary of the Company of which such individual is a member.

3.6. Directors’ Indemnification

(a) The certificate of incorporation, bylaws and other organizational documents of the Company and each of its Subsidiaries shall at all times, to the fullest extent permitted by law, provide for indemnification of, advancement of expenses to, and limitation of the personal liability of, the members of the Board and the members of the boards of directors or other similar managing bodies of each of the Company’s Subsidiaries and such other persons, if any, who, pursuant to a provision of such certificate of incorporation, bylaws or other organizational documents, exercise or perform any of the powers or duties otherwise conferred or imposed upon members of the Board or the boards of directors or other similar managing bodies of each of the Company’s Subsidiaries. Such provisions may not be amended, repealed or otherwise modified in any manner adverse to any member of the Board or any member of the boards of directors or other similar managing bodies of any of the Company’s Subsidiaries, until at least six years following the date that neither the CIG Media Parties nor the NBCU Parties are not entitled to designate any director pursuant to this Agreement and, with respect to any director, until at least six years following the date such director ceases to serve as a director of the Company or any of the Company’s Subsidiaries (including following the Sale of the Company).

(b) Each member of the Board is intended to be a third-party beneficiary of the obligations of the Company pursuant to this Section 3.6, and the obligations of the Company pursuant to this Section 3.6 shall be enforceable by each member of the Board, the CIG Media Parties and the NBCU Parties.

Section 4. [Intentionally Omitted]

Section 5. Approval of Certain Matters

The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, take any of the following actions without the prior written approval of both the CIG Media Parties and the NBCU Parties (for purposes of this Section 5 and Section 14, all of the CIG Media Parties are deemed to be one Stockholder and all of the NBCU Parties are deemed to be one Stockholder); provided that in the event the CIG Media Parties or the NBCU Parties, as the case may be, hold less than 25% of the number of outstanding Voting Shares, such Stockholder’s prior written approval pursuant to this Section 5 shall not be required (a Stockholder whose prior written approval is required pursuant to this Section 5 being an “Approval Stockholder”):

(a) adopt any shareholders rights plan or enter into any agreement that is material to the Company and its Subsidiaries taken as a whole, the provisions of which, upon the acquisition of Stock by the CIG Media Parties or the NBCU Parties: (i) would be violated or breached, would require a consent or approval thereunder, or would result in a default thereof (or an event which, with notice or lapse of time or both, would constitute a default), (ii) would result in the termination thereof or accelerate the performance required thereby, or result in a right of termination or acceleration thereunder, (iii) would result in the creation of any Lien (except Permitted Liens) upon any of the properties or assets of the Company or any Subsidiary of the Company thereunder, (iv) would disadvantage the CIG Media Parties or the NBCU Parties relative to other stockholders of the Company on the basis of the size of their shareholdings, or (v) would otherwise restrict or impede the ability of the CIG Media Parties or the NBCU Parties to acquire additional shares of Stock, or Sell Stock, in any manner permitted by the Transaction Agreements; provided, that the Company may (A) enter into senior loan agreements that contain customary provisions permitting acceleration of the related indebtedness upon a change of control or (B) issue debt securities or preferred stock that contain customary change of control provisions permitting the holders of such debt securities or preferred stock to demand repurchase of their debt securities or preferred stock upon a change of control of the Company;

(b) take any action that would cause any ownership interest in any of the following to be attributable to the CIG Media Parties (only if at the time of such action, the CIG Media Parties do not have any attributable interest in the Company but such action would otherwise cause the CIG Media Parties to have an attributable interest in the Company) or the NBCU Parties for purposes of FCC regulations: (i) a U.S. broadcast radio or television station (other than the Same Market Stations), (ii) a U.S. cable television system, (iii) a U.S. “daily newspaper” (as such term is defined in Section 73.3555 of the rules and regulations of the FCC), (iv) any U.S. communications facility operated pursuant to a license granted by the FCC and subject to the provisions of Section 310(b) of the Communications Act, or (v) any other business which is subject to FCC regulations under which the ownership of a Person may be subject to limitation or restriction as a result of the interest in such business being attributed to such Person.

(c) approve (such approval not to be unreasonably withheld) (i) a Budget, (ii) any expenditures that materially exceed budgeted amounts or (iii) any amendments to a Budget; provided, however, that any Approval Stockholder may withhold its approval of any proposed Budget by identifying those items of the proposed Budget which are not approved (the “Unapproved Items”) and providing in writing to the Company such party’s basis for withholding such approval and, in such event, the portions of such proposed Budget which are not identified as unapproved, shall be deemed to be approved under this Section 5; provided, further, that if the Approval Stockholders fail to approve any Unapproved Item within 30 days (during which period the Approval Stockholders shall negotiate in good faith with respect to such Unapproved Item) after an Approval Stockholder identifies an Unapproved Item, such Unapproved Item shall (notwithstanding such failure to be approved) be deemed to be approved in the amount reflected in the Budget for the previous year;

(d) enter into any agreement or arrangement relating to the digital spectrum of all or any of the Company Stations, except for any agreement which (i) has a term of not more than 14 months or (ii) is terminable on not more than 14 months notice without payment of any material penalty or any other material adverse consequence suffered by the Company;

(e) amend the Company’s certificate of incorporation or by-laws in any material respect, except as may be necessary in connection with (i) the Transactions contemplated by the Transaction Agreements or (ii) issuances of Stock permitted under this Agreement and any other Transaction Agreements to which the Company is a party;

(f) other than any low-power television stations that do not expand the coverage and cable carriage of any Company Station, Sell (i) more than 50% of the stock of any Subsidiary of the Company that owns the primary operating assets of, or a FCC license of, a Company Station or (ii) the primary operating assets of, or any FCC license of, a Company Station (each, a “Station Transfer”), in each case, if such Company Station is located in any of the 50 largest DMAs as of the date of such disposition;

(g) except for any transactions permitted pursuant to Section 5(f), (i) Sell assets involving, together with all other Sales of assets during any 12-month period, assets with a fair market value greater than 20% of the book value of the Company’s consolidated assets reflected on the most recent balance sheet provided pursuant to Section 7.1(b), (ii) acquire assets, including pursuant to a merger, consolidation or other business combination, if the consideration payable for such assets in any single transaction exceeds 5% of the book value of the Company’s consolidated assets reflected on the most recent balance sheet provided pursuant to Section 7.1(b) or if the aggregate consideration payable for such transaction, together with the consideration paid for all such acquisitions in any 12-month period, exceeds 10% of the book value of the Company’s consolidated assets reflected on the most recent balance sheet provided pursuant to Section 7.1(b) (excluding, in each case, transactions involving issuances of Stock that have been approved pursuant to this Section 5) or (iii) engage in any merger or business combination transaction where the Company is not the surviving entity or where there is a change of control of the Company (other than as contemplated by the Transaction Agreements);

(h) create, designate, authorize, issue, Sell or grant, or enter into any agreement providing for the issuance (contingent or otherwise) of, any Stock except for Stock issued (i) upon the conversion, exchange or exercise of any Plan Option, (ii) upon conversion of the Senior Preferred Stock and the Series B Preferred Stock (iii) pursuant to the Transaction Agreements; provided, that the number of shares of Stock issued or issuable pursuant to clause (i) of this Section 5(h) shall not exceed 52,000,000 shares (comprised of 27,436,363 shares in respect of the Company Stock Plans (as defined in the Master Agreement) and 24,563,637 shares in respect of any stock-based compensation plan entered into after the date hereof and approved by the Board); provided, further, the approval of the NBCU Parties shall not be required for the issuance of any Stock that results in a Mandatory

Conversion Event (as defined in the Certificate of Designation or Indenture, as applicable) for all of the Convertible Securities (as defined in the Master Agreement);

(i) split, combine or reclassify any of its Stock in any manner adverse to the CIG Media Parties or the NBCU Parties, as applicable;

(j) except as provided in the Transaction Agreements, enter into any employment, compensation or other agreement with an employee or director of the Company or any of its Subsidiaries (other than station managers) that (i) provides for cash compensation (excluding bonus) reasonably expected to be in excess of $400,000 per year or (ii) has longer than a three-year term;

(k) increase the size of the Board other than any increases as a result of a Voting Rights Triggering Event (as defined in the certificates of designation relating to the Senior Preferred Stock);

(l) file any voluntary bankruptcy, wind up of the Company or file for protection under Title 11, U.S. Code or any similar federal or state law for the relief of debtors; or

(m) enter into any joint sales, joint services, time brokerage, local marketing or similar agreement or arrangement (other than agreements or arrangements that may be terminated at no cost to the Company upon six-months’ notice), but only if after entering into such agreement or arrangement, Company Stations representing 20% or more of the Company’s National Coverage would be subject to such agreements or arrangements.

Section 6. Other Company Covenants

(a) Maintenance of Existence and Property; FCC Licenses.

The Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and its rights and franchises material to its business. The Company and each Subsidiary of the Company shall maintain in good repair, working order and condition all of the properties that are material to the Company and its Subsidiaries taken as a whole, used or useful in the business of such Person and from time to time shall make or cause to be made all appropriate (as reasonably determined by such Person) repairs, renewals and replacements thereof. The Company shall, and shall cause each Subsidiary of the Company to, use its best efforts to keep in full force and effect all of its material FCC licenses and shall provide the CIG Media Parties and the NBCU Parties with a copy of any (or, in the event of any notice based on knowledge of such Person, a brief description of such default and the basis of such knowledge) notice from the FCC of any violation with respect to any material FCC license received by it (or with respect to which such Person may have any knowledge).

(b) Payment of Obligations.

Except as disclosed in the Company’s SEC filings prior to the date hereof, the Company shall pay and discharge or cause to be paid and discharged before any penalty accrues thereon all material Taxes payable by it or any of its Subsidiaries. Notwithstanding the foreging, the Company and each Subsidiary of the Company may in good faith contest, by appropriate proceedings, the validity or amount of any Taxes described in this Section 6(b); provided, that (i) adequate reserves with respect to such contest are maintained on the books of such Person, in accordance with GAAP and (ii) such Person shall promptly pay or discharge such contested Taxes and all additional charges, interest, penalties and expenses, if any, if such contest is terminated or discontinued adversely to such Person or the conditions set forth in this Section 6(b) are no longer met.

(c) Books and Records.

The Company shall, and shall cause each Subsidiary of the Company to, keep adequate books and records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and any applicable law and on a basis consistent with the Company’s audited financial statements for the twelve-month period ended December 31, 2006.

(d) Insurance.

The Company shall, and shall cause each Subsidiary of the Company to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to its business and properties, including business interruption insurance, insurance on fixed assets and directors and officers’ liability insurance, against loss or damage of the kinds customarily carried or maintained under similar circumstances by entities of established reputation engaged in similar businesses.

(e) Compliance with Laws, Etc.

The Company shall, and shall cause each Subsidiary of the Company to, comply in all material respects with all (i) federal, state, local and foreign laws and regulations applicable to it, including those relating to the Communications Act, ERISA and labor matters and Environmental Laws and Environmental Permits, and (ii) provisions of all FCC licenses, certifications and permits, franchises, or other permits and authorizations relating to the operation of the Company’s business and all other material agreements, licenses or leases to which it is a party or of which it is a beneficiary and suffer no loss or forfeiture thereof or thereunder.

(f) Environmental Matters.

The Company shall, and shall cause each Subsidiary of the Company to, and shall cause each Person within its control to: (i) conduct its operations and keep and maintain its real estate in compliance with all Environmental Laws and Environmental Permits other than noncompliance which could not reasonably be expected to have a Material Adverse Effect; (ii) implement any and all investigation, remediation, removal and response actions which are appropriate or necessary to comply with Environmental Laws and Environmental Permits pertaining to the presence, generation, treatment, storage, use, disposal, transportation or Release of any Hazardous Material on, at, in, under, above, to, from or about any of its real estate, except as could not reasonably be expected to have a Material Adverse Effect; (iii) notify the CIG

Media Parties and the NBCU Parties promptly after such Person becomes aware of any material violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, from or about any of its real estate which is reasonably likely to have a Material Adverse Effect; and (iv) promptly forward to the CIG Media Parties and the NBCU Parties a copy of any order, notice, request for information or any communication or report received by such Person in connection with any such violation, Release or any other matter relating to any Environmental Laws or Environmental Permits that could reasonably be expected to have a Material Adverse Effect, in each case whether or not the Environmental Protection Agency or any Governmental Entity has taken or threatened any action in connection with any such violation, Release or other matter. The Company shall not, and shall not cause or permit any of its Subsidiaries to, cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of its real estate where such Release would violate in any material respect, or form the basis for any material Environmental Liabilities under, any Environmental Laws or Environmental Permits.

(g) Material Adverse Effect.

The Company shall not make any changes in any of its business objectives, purposes or operations which could reasonably be expected to have or result in a Material Adverse Effect on the Company’s ability to perform its obligations under this Agreement or any other Transaction Agreements to which the Company is a party.

(h) ERISA.

The Company shall not, and shall not cause or permit any ERISA Affiliate to, cause or permit to occur an event which could result in the imposition of a Lien under Section 412 of the Code or Section 302 or 4068 of ERISA or cause or permit to occur an ERISA Event to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect.

(i) No Impairment of Intercompany Transfers.

Except in connection with any transaction contemplated in any of the Transaction Agreements, the Company shall not permit any of its Subsidiaries to directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation which could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by any of its Subsidiaries to another Subsidiary of the Company or the Company.

(j) Limitation on Certain Asset Sales.

The Company shall not, and shall not permit any Subsidiary of the Company to, consummate an Asset Sale unless (i) the Company or such Subsidiary of the Company, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof on the date the Company or the Subsidiary of the Company (as applicable) entered into the agreement to consummate such Asset Sale (as determined in good faith by the Board, and evidenced by a resolution of the Board); (ii) not less than 75% of the consideration received by the Company or such Subsidiary of the Company, as the case may be, is in the form of cash or cash equivalents other than in the case where the Company is exchanging all or substantially all of the assets of one or more media properties operated by the Company (including by way of the transfer of capital stock) for all or substantially all of the assets (including by way of transfer of capital stock) constituting one or more media properties operated by another Person, provided that at least 75% of the consideration received by the Company in such exchange, other than the media properties, is in the form of cash or cash equivalents; and (iii) the proceeds of such Asset Sale received by the Company or such Subsidiary of the Company are applied first, to the extent the Company elects or is required, to prepay, repay or purchase debt under any then existing indebtedness of the Company or any Subsidiary of the Company within 180 days following the receipt of the proceeds of such Asset Sale and second, to the extent of the balance of the proceeds of such Asset Sale after application as described above, to the extent the Company elects, to make an investment in assets (including capital stock or other securities purchased in connection with the acquisition of capital stock or property of another Person) used or useful in businesses similar or ancillary to the business of the Company or any Subsidiary of the Company as conducted at the time of such Asset Sale, provided that such investment occurs or the Company or any Subsidiary of the Company enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 181st day following receipt of the proceeds of such Asset Sale and the proceeds of such Asset Sale contractually committed are so applied within 360 days following the receipt of the proceeds of such Asset Sale.

Section 7. Financial Statements and Other Reports

7.1  Delivery of Financial Statements and Other Reports. The Company shall deliver, or cause to be delivered, to each Stockholder:

(a)  Monthly Financials: as soon as practicable and in any event within 30 days after the end of each calendar month of the Company, copies of all monthly financial reports prepared for the chief executive officer or the chief operating officer of the Company with respect to the Company and its consolidated Subsidiaries for and as of the end of such month, including, without limitation, a monthly balance sheet and income statement and a comparison of the income statement to the budget;

(b)  Quarterly Financials: as soon as practicable and in any event within five days after it files them with the SEC (to the extent applicable), a consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of such period, and the related unaudited consolidated statements of income and of cash flows, as contained in the Form 10-Q for such fiscal quarter provided by the Company to the SEC, and if such Form 10-Q is not required to be so provided by the Company, then the Company shall provide each Stockholder, within 45 days after the end of each fiscal quarter of the Company, with comparable financial statements, certified by the chief financial officer of the Company that they fairly present the financial position and results of operations of the Company and its consolidated Subsidiaries, as appropriate, as at the end of such periods and for such periods, subject to changes resulting from audit and normal year-end adjustments;

(c)  Year-End Financials: as soon as practicable and in any event within five days after it files them with the SEC (to the extent applicable), or if the Company is not required to file such statements with the SEC, within 90 days after the end of each fiscal year of the

Company, the audited consolidated balance sheet of the Company and its consolidated Subsidiaries, as at the end of such year, and the related consolidated statements of income, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries for such fiscal year, (i) accompanied by a report thereon of independent certified public accountants selected by the Company, which report shall state that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards without any limitations being imposed on the scope of such examination and (ii) certified by the chief financial officer of the Company that they fairly present the financial position and results of operations of the Company and its consolidated Subsidiaries, as at the dates and for the periods indicated, as appropriate;

(d)  Reconciliation Statement: if, as a result of any change in accounting principles and policies from those used in the preparation of the financial statements, the financial statements of the Company and its consolidated Subsidiaries delivered pursuant to subsections (b), (c) or (f) of this Section 7.1 differ in any material respect from the financial statements that would have been delivered pursuant to such subsections had no such change in accounting principles and policies been made, then, together with the first delivery of financial statements pursuant to subsection (b), (c) or (f) following such change, financial statements of the Company and its consolidated Subsidiaries prepared on a pro forma basis, for (i) the current year to the effective date of such change and (ii) the one full fiscal year immediately preceding the fiscal year in which such change is made, as if such change had been in effect during such period;

(e)  Accountants’ Certification: so long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to this Section 7.1 shall be accompanied by a written statement of the Company’s independent certified public accountants that in making the examination necessary for certification of such financial statements nothing has come to their attention which would lead them to believe that the Company is not in compliance with the terms of the instruments governing its outstanding debt or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly for any failure to obtain knowledge of any such violation;

(f)  Accountants’ Reports: promptly upon receipt thereof (unless restricted by applicable professional standards), copies of all significant reports submitted to the Company by independent public accountants in connection with each annual, interim or special audit of the financial statements of the Company made by such accountants, including, without limitation, the comment letter submitted by such accountants to management in connection with their annual audit;

(g)  Reports and Filings: within five days after the same are sent, copies of all financial statements and reports which the Company sends to its stockholders, and within five days after the same are filed, copies of all financials statements and reports which the Company may make to, or file with, the SEC;

(h)  Events of Default etc.: promptly upon, but in any event no later than five Business Days after, any executive officer of the Company obtaining knowledge (i) of any condition or event that constitutes a violation or default, or becoming aware that any lender has given any notice or taken any other action with respect to a claimed violation or default under the instruments governing then outstanding debt and preferred stock, (ii) that any Person has given any notice to the Company or any of its Subsidiaries or taken any other action with respect to a claimed default or event or condition that would be required to be disclosed in a Current Report on Form 8-K filed by the Company with the SEC or (iii) of any condition or event which has had or could reasonably be expected to have a Material Adverse Effect, an officer’s certificate specifying the nature and period of existence of such condition or event, or specifying the notice given or action taken by such holder or Person and the nature of such claimed violation, default, event or condition, and what action the Company has taken, is taking and proposes to take with respect thereto;

(i)  Litigation: promptly upon any executive officer of the Company obtaining knowledge of (i) the institution of any action, suit, proceeding, governmental investigation or arbitration against or affecting the Company or any Subsidiary of the Company not previously disclosed by the Company to the Stockholders or (ii) any material adverse development in any such action, suit, proceeding, governmental investigation or arbitration that, in each case involves claims in excess of $5,000,000 in the aggregate or would reasonably be expected to cause a Material Adverse Effect, the Company shall promptly give notice thereof to each Stockholder and provide such other information as may be reasonably available to the Company or its Subsidiaries to enable the Stockholders and their respective counsel to evaluate such matters; provided that the Company shall not be required to provide any information or documents to the extent they are protected by the attorney-client privilege;

(j)  ERISA Events: (i) promptly upon (and in any event within 10 days after) becoming aware of the occurrence of or forthcoming occurrence of any ERISA Event, with a written notice specifying the nature thereof, what action the Company or any ERISA Affiliate has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto and (ii) within two Business Days after receipt of any notice from the PBGC stating the PBCG’s intent to terminate a Title IV Plan or to have a trustee appointed to administer a Title IV Plan, a copy of such notice;

(k)  ERISA Notices: with reasonable promptness, copies of (i) all notices, records, documents and other information received by the Company or any of its ERISA Affiliates from the PBGC relating to an ERISA Event, (ii) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by the Company or any of its ERISA Affiliates with the Internal Revenue Service with respect to each Title IV Plan, if any, (iii) within 10 days after receipt, all notices received by the Company or any of its ERISA Affiliates from a Multiemployer Plan sponsor concerning an ERISA Event and (iv) each notice of the amount of liability incurred or may be incurred by the Company or an ERISA Affiliate upon an event set forth in (iii) of this Section 7.1(k);

(l)  Financial Plans: as soon as practicable after delivered to the Board, any budget and financial forecast for the Company and its Subsidiaries, including (i) a forecasted operating cash flows statement of the Company and its Subsidiaries for the next succeeding fiscal year and (ii) forecasted operating cash flows statement of the Company and its Subsidiaries for each fiscal quarter of the next succeeding fiscal year; and

(m)  Other Information: with reasonable promptness, such other information and data with respect to the Company or any of its Subsidiaries or Affiliates as from time to time may be reasonably requested by the CIG Media Parties or the NBCU Parties.

Notwithstanding the foregoing, the Company shall not be required to provide any information or document pursuant to subsections (h) through (k) of this Section 7.1 to the extent such information or document is included in a Current Report on Form 8-K filed by the Company with the SEC and the Company delivers such 8-K to the Stockholders, including by means of email transmission, within one Business Day following such filing.

7.2 Provision of Information

Each Stockholder shall provide the Company with such information regarding itself and its Affiliates, directors, partners, officers and employees as the Company may from time to time reasonably request in connection with filings to be made or information to be provided to accrediting bodies and regulatory bodies.

Section 8.  Transactions with Affiliates

Except for transactions and agreements contemplated by this Agreement or any of the Transaction Agreements, the Company shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, enter into any transaction or agreement with one or more of (A) the Company’s directors or officers or with any Person in which one or more of the Company’s directors or officers are directors or officers or have a financial or other interest, (B) the Company’s Affiliates or the directors, officers and Affiliates of such Persons or (C) the Stockholders or their respective directors, officers and Affiliates, unless such transaction or agreement has been approved by the Board in accordance with the laws of the State of Delaware applicable to such transaction and agreement.

Section 9.  NBCU Right of First Offer

(a)  So long as the NBCU Parties own the Minimum Investment, if the Company or any of its Subsidiaries at any time intends to effect a Station Transfer to any Person other than a wholly-owned Subsidiary of the Company (a “Station Third Party”), the Company shall first give written notice (a “Station Offer Notice”) to the NBCU Parties, stating the Company’s intention to make such a Station Transfer, the assets or securities proposed to be transferred, the proposed consideration sought for such assets or securities (the “Station Offer Price”) and in reasonable detail all other material terms and conditions upon which such Station Transfer is proposed. Notwithstanding the foregoing, the NBCU Parties shall not be entitled to a right of first offer with respect to the assets or securities of any Company Station that is not located in one of the fifty largest DMAs.

(b)  Upon receipt of the Station Offer Notice, the NBCU Parties shall have an option to purchase all of the assets or securities proposed to be transferred at the Station Offer Price and on the other material terms and condition set forth in the Station Offer Notice, which option may be exercised by written notice to the Company given within 45 days of the NBCU Parties’ receipt of the Station Offer Notice.

(c)  If the NBCU Parties exercise its option pursuant to Section 9.1(b), the closing of such purchase shall take place within 45 days of the date the NBCU Parties give notice of such exercise, except to the extent FCC approval is required or reasonably advisable for the transaction, in which case the closing shall take place as soon as practicable after receipt of final, non-appealable approval from the FCC.

(d)  If the NBCU Parties determine not to exercise its option, then for a period of 45 days from the earlier of (i) the expiration of the offer to the NBCU Parties and (ii) the receipt of written notice from the NBCU Parties stating that the NBCU Parties do not intend to exercise its option, or for such longer period required or reasonably advisable for FCC approval, the Company shall be free to sell the proposed assets or securities to the Station Third Party at a price equal to or greater than the Station Offer Price and on substantially the same terms as set forth in the Station Offer Notice.

Section 10. Company Equity Issuances

In the event the Approval Stockholders approve a Sale of Stock by the Company pursuant to Section 5(h), the Company shall Sell such Stock (other than Excluded Securities) (“Issuance Stock”) only in accordance with the following procedures and any purported Sale of Issuance Stock by the Company in violation of this Section 10 shall be null and void:

(a) The Company shall deliver to the CIG Media Parties and the NBCU Parties (collectively, the “Preemptive Stockholders”) a written notice (a “Preemptive Offer Notice”) which shall (i) state the Company’s intention to Sell shares of Issuance Stock to one or more Persons, the amount and type of Issuance Stock to be Sold, the purchase price therefor and all other material terms of the proposed Sale and (ii) offer (the “Preemptive Offer”) each of the Preemptive Stockholders the option to acquire all or any part of Issuance Stock; provided that the Company need not deliver a Preemptive Offer Notice or make a Preemptive Offer in connection with a Sale of Issuance Stock if each of the CIG Media Parties and the NBCU Parties notifies the Company that it will not elect to purchase any portion of its Preemptive Percentage of Issuance Stock pursuant to such Preemptive Offer. The Preemptive Offer shall remain open and irrevocable for a period of 20 days after receipt of the Preemptive Offer Notice by each Preemptive Stockholder (the “Preemptive Acceptance Period”) (and, to the extent the Preemptive Offer is accepted during the Preemptive Acceptance Period, until the consummation of the Sale contemplated by the Preemptive Offer). Each Preemptive Stockholder shall have the right and option to accept the Preemptive Offer for all or any portion of its Preemptive Percentage of Issuance Stock at the price and on the terms and subject to the conditions set forth in the Preemptive Offer Notice, by delivering to the Company within the Preemptive Acceptance Period a written notice (the “Acceptance Notice”) specifying its Preemptive Percentage and the number of shares of Issuance Stock such Preemptive Stockholder will purchase (the “Accepted Shares”).

(b) In the event the Company does not receive the Acceptance Notices from the Preemptive Stockholders during the Preemptive Acceptance period with respect to all of

Issuance Stock offered for Sale pursuant to the Preemptive Offer Notice, the Company may Sell all or any portion of such Issuance Stock so offered for Sale and not so accepted, at a price not less than the price and on terms not more favorable to the purchaser thereof than the terms, in each case as set forth in the Preemptive Offer Notice, at any time within 90 days after the expiration of the Preemptive Acceptance Period (the “Issuance Period”); provided that, in connection with and as a condition to such Sale, each purchaser or recipient of such Issuance Stock who is not then a Stockholder shall execute and deliver to the Company (which the Company shall then deliver to all of the Stockholders) a joinder agreement in the form attached hereto as Exhibit A. In the event that all of Issuance Stock is not so Sold by the Company during the Issuance Period, the right of the Company to Sell such unsold Issuance Stock shall expire and the obligations of this Section 10 shall be reinstated and such Issuance Stock shall not be Sold unless first reoffered to the Stockholders in accordance with this Section 10.

(c) All Sales of Issuance Stock to the Preemptive Stockholders subject to any Preemptive Offer Notice shall be consummated contemporaneously at the offices of the Company on the later of (i) a mutually satisfactory Business Day within 15 days after the expiration of the Preemptive Acceptance Period or (ii) the fifth Business Day following the expiration or termination of all waiting periods under the HSR Act and receipt of all necessary FCC and other regulatory approvals applicable to such Sale, or at such other time or place as the Company and the Preemptive Stockholders may mutually agree. The delivery by the Company to the Preemptive Stockholders of certificates or other instruments evidencing such Issuance Stock shall be made on such date upon receipt of payment of the purchase price for such Issuance Stock by the Company from such Preemptive Stockholders.

Section 11.  Legend. Each Stockholder and the Company shall take all such action necessary (including surrendering to the Company certificates representing shares of Stock issued prior to the date hereof) to cause each certificate representing outstanding shares of Stock owned by a Stockholder to bear a legend containing the following words:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, PLEDGED, EXCHANGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH SUCH ACT AND APPLICABLE STATE SECURITIES LAWS.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER, VOTING AND THE OTHER TERMS SET FORTH IN THE STOCKHOLDERS’ AGREEMENT DATED AS OF MAY 4, 2007 AMONG THE COMPANY, CIG MEDIA LLC AND NBC UNIVERSAL, INC., THE PUT/CALL AGREEMENT DATED AS OF MAY 4, 2007 BETWEEN CIG MEDIA LLC AND NBC UNIVERSAL, INC., THE CALL AGREEMENT DATED MAY 4, 2007 BETWEEN CIG MEDIA LLC AND NBC PALM

BEACH INVESTMENT II, INC., AND THE CALL AGREEMENT DATED MAY 4, 2007 BETWEEN THE COMPANY AND NBC PALM BEACH INVESTMENT I, INC., IN EACH CASE, AS THE SAME MAY BE AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, COPIES OF WHICH ARE ON FILE IN THE OFFICE OF THE COMPANY.”

The requirement that the above securities legend be placed upon certificates evidencing shares of Stock owned by a Stockholder shall cease and terminate upon the earliest of the following events: (i) when such shares are Sold in a Public Sale, (ii) when such shares are Sold pursuant to Rule 144 under the Securities Act or (iii) when such shares are Sold in any other transaction if such Stockholder delivers to the Company an opinion of its counsel, which counsel and opinion shall be reasonably satisfactory to the Company, or a “no-action” letter from the staff of the SEC, in either case to the effect that such legend is no longer necessary in order to protect the Company against a violation by it of the Securities Act upon any Sale of such shares without registration thereunder. Upon the occurrence of any of the foregoing events, the Company, upon the surrender by such Stockholder of certificates containing such legend, shall, at its own expense, promptly deliver to such Stockholder of any such shares as to which the requirement for such legend shall have terminated, one or more new certificates evidencing such shares not bearing such legend.

Section 12.  Representations and Warranties. Each party hereto represents and warrants to the other parties hereto as follows:

(a) Such party has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to carry on its business as presently conducted and proposed to be conducted.

(b) Such party has full power and authority to execute and deliver this Agreement and perform its obligations hereunder.

(c) This Agreement has been duly and validly authorized, executed and delivered by such party, and constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms.

(d) The execution, delivery and performance of this Agreement by such party does not and will not (A) violate, conflict with, or constitute a breach of or default under such party’s organizational documents or (B) violate any law, regulation, order, writ, judgment, injunction or decree applicable to such party.

(e) The execution, delivery and performance of this Agreement by it does not and will not (A) require it to obtain any consent, approval, authorization or other order of, or to make any filing, registration or qualification with any court, regulatory body, administrative agency or other governmental body (except such as may have previously been obtained or is permitted to be, and will be, filed or made promptly following the date hereof) or (B) violate, conflict with (subject to Section 2(b)), constitute a breach or default under, or result in the imposition of a Lien on any of such party’s material properties pursuant to, any agreement, arrangement, commitment or undertaking to which such party is a party or by which such party is bound and which would adversely affect such party’s ability to perform its obligations hereunder.

(f) Except as provided in Section 12(e), such party is not a party to any agreement which is inconsistent with the rights of any party hereunder or otherwise conflicts with the provisions hereof.

Section 13.  Competitive Opportunities. The Company and each of the Stockholders agrees and acknowledges that each of the CIG Media Parties, the NBCU Parties and any of their respective Affiliates, directors, officers or employees may at any time possess or acquire knowledge of a potential transaction or matter which may be a Competitive Opportunity and may exploit a Competitive Opportunity or engage in, or hold interests in, one or more businesses that may compete with a business of the Company or any of its Subsidiaries. The Company and each of the Stockholders agree and acknowledge that neither the Company nor any of its Subsidiaries shall have an interest in, or expectation that, such Competitive Opportunity be offered to it, any such interest or expectation being hereby renounced so that each of the CIG Media Parties, the NBCU Parties, and their respective Affiliates, directors, officers and employees (i) shall have no duty to communicate or present such Competitive Opportunity to the Company or any of its Subsidiaries, (ii) shall have the right to hold any such Competitive Opportunity for its own account, or to recommend, assign or otherwise transfer such Competitive Opportunity to Persons other than the Company and its Subsidiaries and (iii) shall not be liable to the Company or any of its Subsidiaries or their respective stockholders by reason of the fact that it pursues or acquires such Competitive Opportunity for itself, directs or Sells such Competitive Opportunity to another Person, does not communicate information regarding such Competitive Opportunity to the Company or any of its Subsidiaries, engages in, or holds any interest in, any business that competes with any business of the Company or any of its Subsidiaries.

Section 14.  Duration of Agreement. Other than Section 3.6, the rights and obligations of a Stockholder under this Agreement shall terminate at such time as such Stockholder no longer owns any shares of Stock; provided, that the termination of the rights and obligations of a Stockholder shall not relieve such Stockholder of any liability arising out of or resulting from any knowing, willful or intentional breach of this Agreement by such Stockholder prior to the termination.

Section 15.  Further Assurances. The parties shall cooperate with each other, and at the request of any other party, execute and deliver any further instruments or documents and use reasonable best efforts to take or cause to be taken all appropriate action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder. Without limiting the generality of the foregoing, the Company shall make and shall cause its Subsidiaries to make, as promptly as practicable following the reasonable request of the NBCU Parties, all filings required to be made by the Company or its Subsidiaries under applicable law, including the Communications Act and the HSR Act, with respect to the exercise of NBCU Option I, and shall take all reasonable steps within its control (including providing information to the relevant Governmental Entity) and reasonably cooperate with the NBCU Parties in seeking to obtain any required consents or approvals as promptly as practicable.

Section 16.  Amendment and Waiver. This Agreement may be amended or modified, and any provision hereof may be waived, but in each case only if set forth in an instrument in writing signed by the party against whom such amendment, modification or waiver is sought to be enforced; provided, however, that the provisions of Section 6 may be modified, amended or waived only if set forth in an instrument in writing signed by the Company, the CIG Media Parties and the NBCU Parties. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce any provision hereof in accordance with its terms.

Section 17.  Entire Agreement. This Agreement, the other Transaction Agreements and the other writings referred to herein or therein or delivered pursuant hereto or thereto which form a part hereof or thereof contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof or thereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, with respect to the subject matter hereof or thereof.

Section 18.  Successors and Assigns. Other than Section 3.6 which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons, this Agreement shall inure solely to the benefit of and be solely enforceable by the Company, each Stockholder and its respective successors and permitted assignees. This Agreement shall not be assigned by any party hereto or any Stockholder without the express prior written consent of all of the parties hereto, except that the CIG Media Parties and the NBCU Parties may each assign all or any of their rights and obligations hereunder to their Affiliates or to any Stockholder to whom the CIG Media Parties or the NBCU Parties, as the case may be, have transferred Stock in accordance with this Agreement; provided, that no rights under Sections 4, 5 or 9 may be assigned; provided, further, that no such assignment shall relieve the CIG Media Parties and the NBCU Parties, as the case may be, of their respective obligations hereunder with respect to any assignment to their respective Affiliates, with respect to any Stock not transferred or not otherwise transferred in accordance with this Agreement, and with respect to any breach of this Agreement prior to such assignment. For the avoidance of doubt, in the event either the CIG Media Parties or the NBCU Parties, as the case may be, assign all or any of their rights under Section 3.1(b) to one or more Stockholders pursuant to this Section 18, the aggregate number of directors to be designated or nominated, as applicable, by the CIG Media Parties or the NBCU Parties, as the case may be, and such Stockholders shall not exceed the number of directors the CIG Media Parties or the NBCU Parties, as the case may be, are entitled to designate or nominate pursuant to Section 3.1(b) immediately prior to such assignment.

Section 19.  Severability. Whenever possible, each term and provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. If any term or provision hereof is invalid, illegal or incapable of being enforced by law or public policy, all other terms and provisions hereof shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 20.  Remedies. The parties agree and acknowledge that money damages may not be an adequate remedy for any breach of the terms and provisions of this Agreement and that each party hereto, each Stockholder and, with respect to Section 3.6, each Person covered thereby, may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and injunctive relief in order to enforce, or prevent any violation of, the provisions hereof, in addition to any other remedy at law or equity.

Section 21.  Notices. All notices, requests, consents and other communications hereunder to any party hereto or any Stockholder shall be deemed to be sufficient if contained in a written instrument delivered in person, by telecopy, by overnight courier or by first class registered or certified mail (return receipt requested, postage prepaid) to such party at the address set forth below (or at such other address or to the attention of such other Person as shall be specified by such party in a notice given in accordance with this Section 21) and to any Stockholder at such address as indicated by the Company’s records (or at such address or to the attention of such other Person as shall be specified by such Stockholder in a notice given in accordance with this Section 21):

(i) if to the Company, to:

ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
Attention: General Counsel
Tel: 561-659-4122
Fax: 561-655-9424

with a copy to (which shall not constitute notice):

Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
Attention: David L. Perry
Tel: 561-650-8314
Fax: 561-650-8399

and

Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W., Suite 800
Washington, DC 20036
Attention: John R. Feore, Jr.
Tel: 202-776-2000
Fax: 202-776-2222

(ii) if to the CIG Media Parties, to:

CIG Media LLC
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Attention: Matthew B. Hinerfeld
Tel: 312-395-3167
Fax: 312-267-7628

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Telephone: (212) 859-8000
Fax: (212) 859-4000
Attention:        Robert C. Schwenkel
Steven J. Steinman

(iii) if to the NBCU Parties, to:

NBC Universal, Inc.
30 Rockefeller Plaza
New York, New York 10112
Attention: General Counsel
Tel: 212-664-7024
Fax: 212-664-4733

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP
599 Lexington Avenue

New York, New York 10022
Attention: John A. Marzulli, Jr.
Tel: 212-848-8590
Fax: 646-848-8590

All such notices, requests, consents and other communications will be deemed to have been given hereunder when received.

Section 22.  Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of The City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated hereby by, among other things, the mutual waivers and certifications in this Section 22.

Section 23.  Construction. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

Section 24.  Survival of Representations and Warranties. All representations and warranties contained in this Agreement or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby regardless of any investigation made by, or on behalf of, any Stockholder.

Section 25.  Conflicting Agreements. Each Stockholder represents and warrants that such Stockholder (a) has not granted and is not a party to any proxy, voting trust or other agreement which conflicts with any provision of this Agreement and (b) shall not grant any proxy or become party to any voting trust or other agreement which conflicts with any provision of this Agreement.

Section 26.  Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ION MEDIA NETWORKS, INC.

By:	/s/ Richard Garcia

Name:Richard Garcia Title: Chief Financial Officer

CIG MEDIA LLC

By:	Citadel Limited Partnership, its Portfolio Manager
By:	Citadel Investment Group, L.L.C., its General Partner

/s/ Matthew Hinerfeld

Name: Matthew Hinerfeld Title: Managing Director and Deputy General Counsel

NBC UNIVERSAL, INC.

By:	/s/ Lynn A. Calpeter

Name: Lynn A. Calpeter Title: Executive Vice President and Chief Financial Officer

[Signature Page to Stockholders’ Agreement]

EXHIBIT A

JOINDER AGREEMENT

By execution of this Joinder Agreement, the undersigned agrees to be bound by the terms of that certain Stockholders’ Agreement dated as of May 4, 2007, among ION Media Networks, Inc., a Delaware corporation, CIG Media LLC, a Delaware limited liability company, and NBC Universal, Inc., a Delaware corporation (as such agreement may be amended, modified, supplemented or restated from time to time, the “Stockholders’ Agreement”). The undersigned shall have all the rights, observe all the obligations and make all representations and warranties, in each case applicable to a Stockholder (as defined in the Stockholders’ Agreement) assigned to such Person in accordance with the Stockholders’ Agreement and agree to be bound by Section 22 of the Stockholders’ Agreement as if it were a party thereto.

Stockholder Name: ______________

Address for Notices:	with copies to:

By:

Name:

Title:

Date: